Correspondence

DOLPHIN ENTERTAINMENT, INC.

150 Alhambra Circle, Suite 1200

Coral Gables, Florida 33134

July 1, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, DC 20549

Attention:	Suying Li Angela Lumley

Re:	Dolphin Entertainment, Inc. Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-38331

Dear Ms. Li and Ms. Lumley:

Dolphin Entertainment, Inc. (the “Company”) is responding to the comment letter dated June 17, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. For your convenience, we have reproduced the Staff’s comment below in bold, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Statements of Cash Flows, page F-6

1.	Please tell us how you determined the payment of interest to related party represents a cash outflow for financing activities, as opposed to operating activities. Refer to ASC 230-10-45-17(d).

In response to the Staff’s comment, we have reviewed the guidance referenced above and have reconsidered our initial presentation. After further evaluation, we have concluded that the payment of interest to related party represents a cash outflow from operating activities and not a financing activity, and should be presented as such in our consolidated statements of cash flows following the above referenced guidance. The Company believes the misstatement is immaterial and plans to correct this presentation prospectively in the comparative period of all financial statements for the fiscal year ended December 31, 2024.

July 1, 2024

General

2.	Please tell us how you met the requirements for not furnishing your May 14, 2024 earnings release titled "Dolphin Entertainment Q1 2024 Revenue Increases 54% Year over Year to a Record $15.2 Million, and Reports Positive Adjusted Operating Income of $1.0 Million Compared to an Adjusted Operating Loss of $1.9 Million in Q1 2023" in an Item 2.02 Form 8-K. For example, the earnings information provided in this earnings release does not appear to have been previously disclosed in a Form 10-K, Form 10-Q or Item 2.02 Form 8-K.

The Company respectfully acknowledges the Staff’s comment. We intend to furnish future earnings releases in an Item 2.02 Form 8-K.

3.	In your earnings release dated May 14, 2024, you discuss the changes in Adjusted Operating Income, a non-GAAP measure, without a discussion of the changes in its most directly comparable GAAP measure. Please tell us how you considered the guidance in Rule 100(a) of Regulation G and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment. In the future, to the extent the Company provides a non-GAAP measure in any document filed with the Commission or in any earnings release, such measure will be preceded by the most directly comparable GAAP measure, presented with equal or greater prominence.

If you have any additional questions or comments, please do not hesitate to contact me at (305) 774-0407 or mirta@dolphinentertainment.com

Very truly yours,

/s/ Mirta Negrini

Mirta Negrini

Chief Financial Officer

cc: Clayton E. Parker, K&L Gates LLP